SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 11-K
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Ten Months Ended October 31, 2006

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 0-8251

A.   401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
AT THE MEMPHIS, TENNESSEE BREWERY

311 10th Street
Golden, Colorado 80401

B.   MOLSON COORS BREWING COMPANY
1225 17TH Street
Denver, Colorado  80202

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2007

401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery

/s/ Michael J. Rumley
Name: Michael J. Rumley
Director, Global Pensions and Risk Management
Molson Coors Brewing Company
Acting on Behalf of the U.S. Pension Committee

401(k) SAVINGS PLAN
FOR HOURLY EMPLOYEES AT THE
MEMPHIS, TENNESSEE BREWERY
Golden, Colorado
FINANCIAL STATEMENTS
For the Ten Months Ended October 31, 2006
and the Year Ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MOLSON COORS BREWING COMPANY U.S. PENSION COMMITTEE
AS TRUSTEE FOR THE 401(K) SAVINGS PLAN FOR HOURLY
EMPLOYEES AT THE MEMPHIS, TENNESSEE BREWERY
GOLDEN, COLORADO

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of October 31, 2006 and December 31, 2005, and the related statements of changes in net assets available for benefits for the ten months ended October 31, 2006 and the year ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of October 31, 2006 and December 31, 2005, and the changes in its net assets available for benefits for the ten months ended October 31, 2006 and the year ended December 31, 2005, in conformity with United States generally accepted accounting principles.

/s/ Clifton Gunderson LLP
Denver, Colorado
April 30, 2007

401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES AT THE MEMPHIS, TENNESSEE BREWERY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of October 31, 2006 and December 31, 2005

	As of October 31, 2006	As of December 31, 2005

INVESTMENT IN MASTER TRUST AND NET ASSETS AVAILABLE FOR BENEFITS	$0	$10,776,246

The accompanying notes are an integral part of these financial statements.

401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES AT THE MEMPHIS, TENNESSEE BREWERY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Ten Months Ended October 31, 2006 and the Year Ended December 31, 2005

	Ten months ended	Year ended
	October 31, 2006	December 31, 2005
ADDITIONS TO NET ASSETS
Investment income from master trust	$490,750	$456,432
Participant contributions	509,258	707,513
Interest on participant loans	17,045	22,278
Total additions to net assets	1,017,053	1,186,223

DEDUCTIONS FROM NET ASSETS
Participant benefit payments	(6,350,466)	(1,620,209)
Management fees	(2,273)	(1,998)
Total deductions from net assets	(6,352,739)	(1,622,207)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(5,335,686)	(435,984)

TRANSFER TO OTHER PLAN	(5,440,560)	0

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,776,246	11,212,230

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$0	$10,776,246

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Ten Months Ended October 31, 2006 and the Year Ended December 31, 2005

NOTE 1 – GENERAL DESCRIPTION OF PLAN

On February 9, 2005, Adolph Coors Company and Molson, Inc. merged (the Merger) and Adolph Coors Company (ACC) changed its name to Molson Coors Brewing Company (MCBC). The 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery (the Plan) was not affected by the Merger, except that all ACC stock was exchanged for MCBC stock.

The 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery was established effective September 1, 1990 and was amended and restated effective January 1, 1997, and from time to time is amended to comply with regulatory changes and for other purposes. The Plan’s purpose is to encourage eligible employees of the Memphis, Tennessee brewery of the former Adolph Coors Company (the “Company”) to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Plan agreement for a more complete description of its provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The U.S. Pension Committee (the Committee), consisting of Coors Brewing Company (CBC) employees, is appointed by the Board of Directors of MCBC and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and management agreements with Fidelity Management Trust Company (Fidelity), the Plan’s trustee.

Plan Merger

In the first quarter 2005, MCBC announced plans to close the Memphis, Tennessee brewery and did close the brewery during the third quarter 2006.  Upon the brewery closure, substantially all participants terminated employment with the Company, and contributions to the plan ceased.  Subsequent to the brewery closure, the Plan was merged into another plan sponsored by the Company, the Molson Coors Savings and Investment Plan (the Coors Plan).  All balances in the Plan were transferred to the Coors Plan on October 31, 2006.

These notes to the Plan’s financial statements reflect the Plan provisions that were in effect immediately prior to the Plan’s merger into the Coors Plan on October 31, 2006.  For a description of the provisions that continue to govern the assets transferred to the Coors Plan, participants should refer to the Coors Plan agreement and other official Coors Plan documents.

Investment in Corporate Stock

The Plan’s investment in Company Stock is a unitized fund holding cash and MCBC Class B common stock.  Subsequent to the Merger, the stock held in the Coors stock fund was referred to as the Molson Coors stock fund.

Eligibility

This Plan covers all hourly, non-seasonal employees at the Company’s Memphis, Tennessee brewery and who are members of a collective bargaining unit represented at this brewery location by Local Union 1196.

Contributions

Participants were allowed to contribute up to 100% in 2006 and 2005 in whole percentages of their annual base compensation, or a maximum of $15,000, plus $5,000 catch-up for those age 50 and over in 2006 and $14,000, plus $4,000 catch-up for those age 50 and over in 2005.  The Company does not match participant contributions.

Participant Accounts

Fidelity Investments is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts. Each participant’s account is credited with the participant’s contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Prior to the Memphis Brewery closure and subsequent merger of the Plan, the investment options offered to participants included a variety of mutual funds, a fixed fund, and the Molson Coors Stock Fund.

Vesting

Participants are immediately vested in their voluntary contributions and all investment earnings on these contributions that are credited to their account.

Distributions

Upon termination, death or retirement, participants are required to receive a lump-sum distribution following termination of employment if their account balance is $5,000 or less.  If the participant does not elect a lump sum payment and their account balance is between $1,000 and $5,000, the Trustee shall pay the entire distribution in a direct rollover to an individual retirement plan, designated by the participant.  If the participant’s account balance is $1,000 or less, the Trustee shall distribute the account directly to the participant, without the Participant’s consent, as soon as practicable in a lump-sum payment.

Participant Loans

Participants may borrow up to 50% of the total value of their accounts. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution and may be subject to a 10% penalty tax.

Plan Expenses

Participants pay expenses incurred to manage the Plan’s assets in that they are netted against investment earnings. The employer pays substantially all other expenses incident to the administration and recordkeeping of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements

Investment Valuation and Income Recognition

The Plan’s investments are composed of the following:

The Master Trust, which is composed of the following investments:

•                  A Fixed Fund that consists of a Short Term Investment Fund (“STIF”) and Global Wrap Contracts with insurance companies and other entities that are stated at contract value (cost plus accrued interest).

•                  Mutual funds which are stated at the respective funds’ net asset value, which is determined by the investment manager based on market value.

•                  A money market fund stated at market value as determined by the investment manager.

•                  Molson Coors Stock Fund which is a “unitized” stock fund, which holds shares of MCBC Class B non-voting common stock stated at the quoted market price at the period end, and cash.

Participant loans are stated at outstanding principal balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 – INVESTMENTS IN MASTER TRUST

The Plan’s assets are held, along with the assets of the Coors Plan, by Fidelity under a Master Trust Agreement, under which Fidelity executes all transactions at the direction of the participants.  Prior to October 31, 2006, at which time the assets of the Plan were commingled for investment purposes with the Coors Plan within the Master Trust, investment income from the Master Trust was allocated to the individual plans based on the average balances invested by each plan.

The following schedule presents the fair values of the Master Trust’s net assets at December 31, 2005:

INVESTMENTS IN MASTER TRUST
Mutual funds and money market funds at fair value	$313,513,916
Investment in fixed fund	226,276,649
Investment in Company stock	23,096,372
Participant loans	10,121,032
Total net assets of the Master Trust	$573,007,969
Plan’s percentage of Master Trust	1.88%
Plan’s investment in Master Trust	$10,776,246

As of October 31, 2006, only the assets of the Coors Plan remained in trust with Fidelity as a result of the Plan merger and transfer of Plan assets discussed in Note 1.

The Master Trust’s net investment income for the ten months ended October 31, 2006, and the year ended December 31, 2005, were as follows:

	Ten months ended	Year ended
	October 31, 2006	December 31, 2005

Net realized and unrealized appreciation in fair value of investments – mutual funds	$7,229,820	$4,169,442
Net realized and unrealized appreciation (depreciation) in fair value of investments – company stock	1,661,274	(2,208,584)
Interest – Fixed Fund	8,187,064	9,797,659
Other interest and dividends	22,131,987	15,633,631
Net investment income of the Master Trust	$39,210,145	$27,392,148

Included in the Fixed Fund are Global Wrap contracts which are reported in the financial statements at contract value because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Year ended December 31, 2005
Global Wrap Contracts
Total fair value	$220,911,133
Total contract value	$223,165,025
Fair Value of benefit responsive feature	$2,253,892
Portfolio average yield	4.30%
Portfolio crediting interest rate	4.11%

The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly for the Global Wrap Contracts, but cannot be less than zero.

NOTE 4 – INVESTMENTS

The Plan held no investments at October 31, 2006.  The following investments at December 31, 2005 exceed 5% of net assets available for benefits:

Investment in Master Trust	$10,776,246

The cost of investments sold or transferred is determined at the participant level by the average cost method.

NOTE 5 – INCOME TAXES

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made in the Plan’s financial statements.

NOTE 6 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions under ERISA.  Fees are reported as a reduction to investment return. The Company pays administration fees.

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm